Exhibit 99.1

Annual and Special Meeting of Shareholders

of

GOLDCORP INC.

(The “Company”)

Wednesday April 25, 2018

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations - Section 11.3

Matters Voted Upon

				Votes by Ballot and Virtual Audience
			Outcome of Vote	Votes For	Votes Withheld
1)	The election of the following directors:		Carried
	1.	Beverley A. Briscoe		495,156,008	22,492,258
				95.65%	4.35%
	2.	Matthew Coon Come		512,130,566	5,517,700
				98.93%	1.07%
	3.	Margot A. Franssen, O.C.		498,226,019	19,422,247
				96.25%	3.75%
	4.	David A. Garofalo		510,986,664	6,661,602
				98.71%	1.29%
	5.	Clement A. Pelletier		511,946,077	5,702,189
				98.90%	1.10%
	6.	P. Randy Reifel		443,151,251	74,497,015
				85.61%	14.39%
	7.	Charles R. Sartain		498,063,375	19,584,891
				96.22%	3.78%
	8.	Ian W. Telfer		445,995,064	71,653,202
				86.16%	13.84%
	9.	Kenneth F. Williamson		480,348,968	37,299,298
				92.79%	7.21%

Votes by Ballot and Virtual Audience
		Outcome of Vote	Votes For	Votes Withheld
2)	Appointment of Deloitte LLP, Independent Registered Public Account Firm, as auditors of the Company and authorizing the directors to fix their remuneration	Carried	583,056,222 98.83%	6,884,975 1.17%
Votes by Ballot and Virtual Audience
		Outcome of Vote	Votes For	Votes Against
3)	Approve a non-binding advisory resolution accepting the Company’s approach to executive compensation	Carried	477,556,311 92.25%	40,124,748 7.75%